UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                  FILED PURSUANT TO RULE 13d-1(b), (c) AND (d)
                AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

                               (Amendment No. 1)*



                                STEN CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    85857T101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2007
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

         [ ] Rule 13d-1(b)
         [X] Rule 13d-1(c)
         [ ] Rule 13d-1(d)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  85857T101
--------------------------------------------------------------------------------

(1)  Names of Reporting Persons.   I.R.S.  Identification  Nos. of Above Persons
     (entities only):

      Valens U.S. SPV I, LLC
      20-8903266
--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
        (b) [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  Delaware
--------------------------------------------------------------------------------
Number of Shares Beneficially Owned
  by Each Reporting Person With       (5) Sole Voting Power:                  0*
                                          --------------------------------------
                                      (6) Shared Voting Power:          250,000*
                                          --------------------------------------
                                      (7) Sole Dispositive Power:             0*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:     250,000*
                                          --------------------------------------
--------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person:      250,000*
--------------------------------------------------------------------------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions):   [ ]
--------------------------------------------------------------------------------

(11) Percent of Class Represented by Amount in Row (9): 9.80%*
--------------------------------------------------------------------------------

(12) Type of Reporting Person (See Instructions):  OO
--------------------------------------------------------------------------------
* Based on 2,528,751 shares of the common stock, par value $0.01 per share (the "Shares") outstanding of STEN Corporation, a Minnesota corporation (the "Company") as of December 19, 2007, as represented by the Company's Annual Report on Form 10-K/SB for the fiscal year ended September 30, 2007. As of December 31, 2007, Valens U.S. SPV I, LLC ("Valens US") held (i) a warrant (the "Warrant") to acquire 22,206 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments, and (ii) 227,794 Shares. The Warrant contains an issuance limitation prohibiting Valens US from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by Valens US of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation shall automatically become null and void following notice to the Company upon the occurrence and during the continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument), and may be waived by Valens US upon provision of no less than sixty-one (61) days prior written notice to the Company; provided, however, that such written notice of waiver shall only be effective to the extent that no indebtedness (including principal, interest, fees and charges) of the Company to the Holder or any of its affiliates is outstanding. Valens US is managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of VCM, and share voting and investment power over the securities owned by Valens US reported in this
Schedule 13G, as amended.

CUSIP No.  85857T101
--------------------------------------------------------------------------------

(1)  Names of Reporting Persons.   I.R.S.  Identification  Nos. of Above Persons
     (entities only):

      Valens Capital Management, LLC
      20-8903345
--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
        (b) [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  Delaware
--------------------------------------------------------------------------------
Number of Shares Beneficially Owned
  by Each Reporting Person With       (5) Sole Voting Power:                  0*
                                          --------------------------------------
                                      (6) Shared Voting Power:          250,000*
                                          --------------------------------------
                                      (7) Sole Dispositive Power:             0*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:     250,000*
                                          --------------------------------------
--------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person:      250,000
--------------------------------------------------------------------------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions):   [ ]
--------------------------------------------------------------------------------

(11) Percent of Class Represented by Amount in Row (9): 9.80%*
--------------------------------------------------------------------------------

(12) Type of Reporting Person (See Instructions):  OO
--------------------------------------------------------------------------------
* Based on 2,528,751 shares of the common stock, par value $0.01 per share (the "Shares") outstanding of STEN Corporation, a Minnesota corporation (the "Company") as of December 19, 2007, as represented by the Company's Annual Report on Form 10-K/SB for the fiscal year ended September 30, 2007. As of December 31, 2007, Valens U.S. SPV I, LLC ("Valens US") held (i) a warrant (the "Warrant") to acquire 22,206 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments, and (ii) 227,794 Shares. The Warrant contains an issuance limitation prohibiting Valens US from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by Valens US of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation shall automatically become null and void following notice to the Company upon the occurrence and during the continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument), and may be waived by Valens US upon provision of no less than sixty-one (61) days prior written notice to the Company; provided, however, that such written notice of waiver shall only be effective to the extent that no indebtedness (including principal, interest, fees and charges) of the Company to the Holder or any of its affiliates is outstanding. Valens US is managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of VCM, and share voting and investment power over the securities owned by Valens US reported in this
Schedule 13G, as amended.

CUSIP No.  85857T101
--------------------------------------------------------------------------------

(1)  Names of Reporting Persons.   I.R.S.  Identification  Nos. of Above Persons
     (entities only):

      David Grin
--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
        (b) [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  Israel
--------------------------------------------------------------------------------
Number of Shares Beneficially Owned
  by Each Reporting Person With       (5) Sole Voting Power:                  0*
                                          --------------------------------------
                                      (6) Shared Voting Power:          250,000*
                                          --------------------------------------
                                      (7) Sole Dispositive Power:             0*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:     250,000*
                                          --------------------------------------
--------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person:      250,000
--------------------------------------------------------------------------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions):   [ ]
--------------------------------------------------------------------------------

(11) Percent of Class Represented by Amount in Row (9): 9.80%*
--------------------------------------------------------------------------------

(12) Type of Reporting Person (See Instructions):  IN
--------------------------------------------------------------------------------
* Based on 2,528,751 shares of the common stock, par value $0.01 per share (the "Shares") outstanding of STEN Corporation, a Minnesota corporation (the "Company") as of December 19, 2007, as represented by the Company's Annual Report on Form 10-K/SB for the fiscal year ended September 30, 2007. As of December 31, 2007, Valens U.S. SPV I, LLC ("Valens US") held (i) a warrant (the "Warrant") to acquire 22,206 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments, and (ii) 227,794 Shares. The Warrant contains an issuance limitation prohibiting Valens US from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by Valens US of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation shall automatically become null and void following notice to the Company upon the occurrence and during the continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument), and may be waived by Valens US upon provision of no less than sixty-one (61) days prior written notice to the Company; provided, however, that such written notice of waiver shall only be effective to the extent that no indebtedness (including principal, interest, fees and charges) of the Company to the Holder or any of its affiliates is outstanding. Valens US is managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of VCM, and share voting and investment power over the securities owned by Valens US reported in this
Schedule 13G, as amended.

CUSIP No.  85857T101
--------------------------------------------------------------------------------

(1)  Names of Reporting Persons.   I.R.S.  Identification  Nos. of Above Persons
     (entities only):

      Eugene Grin
--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
        (b) [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  United States
--------------------------------------------------------------------------------
Number of Shares Beneficially Owned
  by Each Reporting Person With       (5) Sole Voting Power:                  0*
                                          --------------------------------------
                                      (6) Shared Voting Power:          250,000*
                                          --------------------------------------
                                      (7) Sole Dispositive Power:             0*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:     250,000*
                                          --------------------------------------
--------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person:      250,000
--------------------------------------------------------------------------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions):   [ ]
--------------------------------------------------------------------------------

(11) Percent of Class Represented by Amount in Row (9): 9.80%*
--------------------------------------------------------------------------------

(12) Type of Reporting Person (See Instructions):  IN
--------------------------------------------------------------------------------
* Based on 2,528,751 shares of the common stock, par value $0.01 per share (the "Shares") outstanding of STEN Corporation, a Minnesota corporation (the "Company") as of December 19, 2007, as represented by the Company's Annual Report on Form 10-K/SB for the fiscal year ended September 30, 2007. As of December 31, 2007, Valens U.S. SPV I, LLC ("Valens US") held (i) a warrant (the "Warrant") to acquire 22,206 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments, and (ii) 227,794 Shares. The Warrant contains an issuance limitation prohibiting Valens US from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by Valens US of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation shall automatically become null and void following notice to the Company upon the occurrence and during the continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument), and may be waived by Valens US upon provision of no less than sixty-one (61) days prior written notice to the Company; provided, however, that such written notice of waiver shall only be effective to the extent that no indebtedness (including principal, interest, fees and charges) of the Company to the Holder or any of its affiliates is outstanding. Valens US is managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of VCM, and share voting and investment power over the securities owned by Valens US reported in this
Schedule 13G, as amended.

CUSIP No. 85857T101

Item 1(a).  Name Of Issuer:  STEN Corporation

Item 1(b).  Address of Issuer's Principal Executive Offices:

            10275 Wayzata Blvd., Suite 310
            Minnetonka, MN 5530512


Item 2(a).  Name of Person Filing:    Valens Capital Management, LLC.

          This Schedule 13G is also filed on behalf of Valens U.S. SPV I, LLC, a Delaware limited liability company, Eugene Grin and David Grin. Valens Capital Management, LLC manages Valens U.S. SPV I, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Valens Capital Management, LLC, and share voting and investment power over the shares owned by Valens Capital Management, LLC and Valens U.S. SPV I, LLC. Information related to each of Valens U.S. SPV I, LLC, Eugene Grin and David Grin is set forth on Appendix A hereto.


Item 2(b).  Address of Principal Business Office or, if None, Residence:

            c/o Valens Capital Management, LLC, 335 Madison Avenue, 10th Floor, New York, NY 10017

Item 2(c).  Citizenship:   Delaware

Item 2(d).  Title of Class of Securities:  Common Stock ("Common Stock")

Item 2(e).  CUSIP No.:   85857T101


Item 3. If This Statement Is Filed Pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a:

            Not Applicable.


Item 4.  Ownership:

         (a) Amount Beneficially Owned:    250,000

         (b) Percent of Class:  9.80%

         (c) Number of Shares as to which the person has:

             (i)  sole power to vote or to direct the vote                    0*

             (ii) shared power to vote or to direct the vote            250,000*

            (iii) sole power to dispose or to direct the
                  disposition of                                              0*

             (iv) shared power to dispose or to direct the
                  disposition of                                        250,000*

-------------------
* Based on 2,528,751 shares of the common stock, par value $0.01 per share (the "Shares") outstanding of STEN Corporation, a Minnesota corporation (the "Company") as of December 19, 2007, as represented by the Company's Annual Report on Form 10-K/SB for the fiscal year ended September 30, 2007. As of December 31, 2007, Valens U.S. SPV I, LLC ("Valens US") held (i) a warrant (the "Warrant") to acquire 22,206 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments, and (ii) 227,794 Shares. The Warrant contains an issuance limitation prohibiting Valens US from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by Valens US of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation shall automatically become null and void following notice to the Company upon the occurrence and during the continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument), and may be waived by Valens US upon provision of no less than sixty-one (61) days prior written notice to the Company; provided, however, that such written notice of waiver shall only be effective to the extent that no indebtedness (including principal, interest, fees and charges) of the Company to the Holder or any of its affiliates is outstanding. Valens US is managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of VCM, and share voting and investment power over the securities owned by Valens US reported in this
Schedule 13G, as amended.



Item 5.  Ownership of Five Percent or Less of a Class:

         Not Applicable


Item 6.  Ownership of More Than Five Percent on Behalf of Another Person:

         Not Applicable


Item 7. Identification and Classification of the Subsidiary Which Acquired the Securities:

         Not Applicable


Item 8.  Identification and Classification of Members of the Group:

         Not Applicable


Item 9.  Notice of Dissolution of Group:

         Not Applicable


Item 10.  Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                              February 14, 2008
                                              ----------------------------------
                                              Date


                                              Valens Capital Management, LLC

                                              By:   /s/ Eugene Grin
                                                 -------------------------------
                                              Name:  Eugene Grin
                                              Title: Principal



      Attention:  Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001)

CUSIP No. 85857T101

                                   APPENDIX A


A. Name: Valens U.S. SPV I, LLC, a Delaware limited liability company

   Business Address:       c/o Valens Capital Management, LLC
                           335 Madison Avenue, 10th Floor
                           New York, New York 10017

   Place of
   Organization:           Delaware


B. Name:                   David Grin

   Business Address:       335 Madison Avenue, 10th Floor
                           New York, New York 10017

   Principal
   Occupation:             Principal of Valens Capital Management, LLC

   Citizenship:            Israel


C. Name:                   Eugene Grin

   Business Address:       335 Madison Avenue, 10th Floor
                           New York, New York 10017

   Principal
   Occupation:             Principal of Valens Capital Management, LLC

   Citizenship:            United States

CUSIP No. 85857T101


Each of Valens U.S. SPV I, LLC, David Grin and Eugene Grin hereby agree, by their execution below, that the Schedule 13G to which this Appendix A is attached is filed on behalf of each of them, respectively.



                                        Valens U.S. SPV I, LLC

                                        By:  Valens Capital Management, LLC
                                             as investment manager


                                        By: /s/ David Grin
                                            ------------------------------------
                                                David Grin
                                                Authorized Signatory
                                                February 14, 2008


                                            /s/ David Grin
                                           -------------------------------------
                                                David Grin
                                                February 14, 2008


                                           /s/ Eugene Grin
                                           -------------------------------------
                                               Eugene Grin
                                               February 14, 2008